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                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    Washington, D.C. 20549          Expires: May 31, 1998
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50


                                                    SEC File Number
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                                                    CUSIP Number
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

    For Period Ended:  March 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                            GENERAL AUTOMATION, INC.
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Full Name of Registrant


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Former Name if Applicable

                              17731 MITCHELL NORTH
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Address of Principal Executive Office (Street and Number)

                            IRVINE, CALIFORNIA 92614
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [ ]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]        (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         SEE ATTACHMENT

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                              SEC 1344 (11/91)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Richard H. Nance                           (949)            250-4800  Ext. 622
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                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 SEE ATTACHMENT
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                            GENERAL AUTOMATION, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 18, 1998                       By
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                                            Richard H. Nance, VP Finance & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                   FORM 12b-25 - NOTIFICATION OF LATE FILING
                                  (ATTACHMENT)


PART III - NARRATIVE
The registrant is unable to file the Form 10-Q for the period ended March 31, 1998. Internal audit results have caused management to question the manner in which it accounts for deferred revenue and needs additional time to assess the current accounting of that account.

PART IV - OTHER INFORMATION
(3) It is expected that results reported for the period ended March 31, 1998 will represent a significant change from results reported for the same period of the last fiscal year. Management, at this time, is unable to quantify the differences due to the reason stated in Part III above, but does expect the change to be material and will be reporting a significant loss for the quarter ended March 31, 1998.